SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON NOVEMBER 7th, 2017

DATE, TIME AND PLACE: November 07th, 2017, at 11.00 a.m., in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, with the presence of Messrs. Alberto Emmanuel Carvalho Whitaker; Enrico Barsotti; Enrico Zampone; Herculano Aníbal Alves; Manoel Horacio Francisco da Silva; Mario Cesar Pereira de Araujo; Nicoletta Montella; Sabrina Valenza and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Section 25 of the Company’s By-laws. The meeting was also attended by Messrs. Jaques Horn, Legal Officer and Secretary, Adrian Calaza, Chief Financial Officer and Investor Relations Officer, Josino de Almeida Fonseca, member of the Company’s Fiscal Council and Mrs. Viviene Bauer, representative of the independent auditors, BDO RCS Auditores Independentes S.S. ("BDO").

BOARD: Mr. Mario Cesar Pereira de Araujo – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To acknowledge on the Quarterly Information Report (“ITRs”) of the 3rd quarter of 2017, dated as of September 30th, 2017; (4) To resolve on the Payment Proposal of the Interest on Shareholders’ Equity (“IE”) of the Company; (5) To resolve on the participation of TIM Celular S.A. regarding the Call Notice 02/2017_SMG.GAB of the São Paulo City Hall; and (6) To resolve on agreements for the supply of goods and/or services between the subsidiaries of the Company, TIM Celular S.A. and/or TIM S.A., on one side, and Italtel do Brasil Ltda., on the other side.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”), at its meetings held on October 24th, 2017 and November 6th, 2017, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the CAE.

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”), at its meeting held on October 24th, 2017, in accordance with the report presented by Mr. Herculano Aníbal Alves, Chairman of the CCR.

(3) Acknowledged on the Quarterly Information Report (“ITRs”) of the third quarter of 2017, dated as of September 30th, 2017 based on the information provided by the Company administration, by the independent auditors, BDO, and were informed about the favorable assessments of the Company’s Fiscal Council and CAE through Mrs. Josino de Almeida Fonseca, member of the Fiscal Council, and Alberto Emmanuel Carvalho Whitaker, CAE Coordinator, respectively. This report was subject to limited review by the independent auditors, BDO.

(4) Approved, based on the section 46, paragraph 3, of the Company’s By-law, and on the favorable opinion of the Fiscal Council, the distribution of R$190,000,000.00 (one hundred and ninety million Reais) as Interest on Shareholders’ Equity ("IE"), of R$0.078574768 (zero, point, zero, seven, eight, five, seven, four, seven, six, eight cents), per share. The payment will begin on November 24th, 2017, considering November 14th, 2017 the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after November 14th, 2017 will be traded ex direito of IE distribution. The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for shareholders who have differentiated taxation or who are exempt from said taxation. All according to the material presented and filed at the Company's headquarters.

(5) Authorized the participation of the Company’s subsidiary, TIM Celular S.A., in the project of the São Paulo City Hall, regarding the Call Notice 02/2017_SMG.GAB, being hereby approved the acts and/or execution of all and any documents and agreements that may be necessary to carry out this deliberation, according to the terms proposed on the material presented and filed at the Company's headquarters.

(6) Approved the agreements for the supply of goods and/or services between the subsidiaries of the Company, TIM Celular S.A. and/or TIM S.A., on one side, and, on the other side, Italtel Brasil Ltda.: (i) in the total amount of up to R$1,100,000.00 (one million one hundred thousand Reais); (ii) in the total amount of up to R$11,335,836.40 (eleven million three hundred and thirty-five thousand eight hundred and thirty-six Reais and forty cents); (iii) on the total amount of up to R$1.498.817,04 (one million four hundred and ninety-eight thousand eight hundred and seventeen Reais and four cents), all based on the Statutory Audit Committee’s favorable opinion at its meeting held on November 6th, 2017, and according to the material presented, which is filed at the Company's head offices.

The Company's Board of Executive Officers is hereby authorized to perform all the acts necessary to carry out the deliberation hereby approved.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Alberto Emmanuel Carvalho Whitaker; Enrico Barsotti; Enrico Zampone; Herculano Aníbal Alves; Manoel Horacio Francisco da Silva; Mario Cesar Pereira de Araujo; Nicoletta Montella; Sabrina Valenza and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), November 7th, 2017.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 7, 2017	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.